UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 18, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cheniere Corpus Christi Holdings, LLC
File No. 333-215435

Cheniere Energy, Inc.
File No. 1-16383

CF#37237

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Cheniere Corpus Christi Holdings LLC and Cheniere Energy, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from Exhibits to their Forms 10-K filed on February 26, 2019.

Based on representations by Cheniere Corpus Christi Holdings LLC and Cheniere Energy, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Cheniere Corpus Christi Holdings, LLC	Exhibit 10.25	through December 6, 2023
	Exhibit 10.28	through December 29, 2023
Cheniere Energy, Inc.	Exhibit 10.114	through December 6, 2023
	Exhibit 10.117	through December 29, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa Countryman
Acting Secretary